FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Letter to the Bombay Stock Exchange, dated May 12, 2010

Item 1

Sandeep Batra
Senior General Manager
Group Compliance Office &
Company Secretary

May 12, 2010

Mr. Gopalkrishna Iyer
General Manager – Department of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalai Street
Mumbai 400 001

Dear Sir,

Annual General Meeting and Notice of Book Closure

We have to inform you that the Sixteenth Annual General Meeting (AGM) of the Members of the Bank has been convened on Monday, June 28, 2010 at Vadodara.

Further, the Register of Members and the Share Transfer Books of the Bank will remain closed from Saturday, June 12, 2010 to Monday, June 28, 2010 (both days inclusive).

A dividend of Rs.12.00 per equity share (of face value Rs.10/- each) as recommended by the Board of Directors of the Bank for the year ended March 31, 2010, if declared by the Members at the AGM, will be paid on and from Tuesday, June 20, 2010:

i.
to those Members, holding shares in physical form, whose names appear on the Register of Members of the Company, at the close of business hours on Monday, June 28, 1010 after giving effect to all valid transfers in physical form, lodged, on or before Friday, June 11, 2010 with the Company and/or its Registrar and Transfer Agents; and

ii.
to those beneficial owners, holding shares in electronic form, on the basis of beneficial ownership as per the details furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on close of business hours on Friday, June 11, 2010

ICICI Bank Limited
ICICI Bank Towers	Tel. (+91-22) 2653 6798	Regd. Office : “Landmark”
Bandra-Kurla Complex	Fax (+91-22) 2653 1669	Race Course Circle
Mumbai 400 051, India	sandeep.batra@icicibank.com	Vadodara 390 007, India

2

iii.
In terms of the directives of SEBI, shares issued by companies should rank pari passu in all respects, including dividend entitlement, and accordingly the equity shares allotted/to be allotted by the Company during the period April 1, 2010 to June 11, 2010 under the ICICI Bank Employees Stock Option Scheme will be entitled for full dividend for the financial year ended March 31, 2010, if declared at the Meeting

Please take the details on record and advise all members of the stock exchange accordingly.

Yours faithfully,

/s/ Sandeep Batra
Sandeep Batra

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 12, 2010	By:	/s/ Sandeep Batra
			Name :	Sandeep Batra

			Title :	Group Compliance Office & Company Secretary